Filed Pursuant to Rule 253(g)(2)

File No. 024-11228

SUPPLEMENT NO. 1 DATED SEPTEMBER 29, 2020

TO OFFERING CIRCULAR DATED SEPTEMBER 23, 2020

This supplement to the offering circular of Scopus BioPharma Inc. dated September 23, 2020 (the “Offering Circular”) supplements the Offering Circular, available at https://www.sec.gov/Archives/edgar/data/1772028/000110465920109611/tm2024664-8_253g1.htm, by incorporating by reference our semiannual report on Form 1-SA dated September 25, 2020 for the six months ended June 30, 2020, available at https://www.sec.gov/Archives/edgar/data/1772028/000110465920108780/tm2031357d1_1sa.htm.

The Securities and Exchange Commission (“SEC”) allows us to incorporate by reference into the Offering Circular certain information in documents we file with the SEC, which means that we can disclose important information by referring you to such referenced documents. The information incorporated by reference is considered to be a part of the Offering Circular. This supplement to the Offering Circular should be read in conjunction with the Offering Circular.